FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of June, 2004

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F X Form 40-F _____

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                        Yes ____    No X

     (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:


         An announcement of tariff adjustments, made on June 24, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                               HUANENG POWER INTERNATIONAL, INC.


                               By  /s/ Wang Xiaosong
                                   -----------------------------
                               Name:    Wang Xiaosong
                               Title:   Vice Chairman


Date:     June 24, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                              [GRAPHIC OMITTED]
                      HUANENG POWER INTERNATIONAL, INC.


(a Sino -foreign joint stock limited company incorporated in the People's Republic of China)

                               (Stock Code: 902)


                            ADJUSTMENTS OF TARIFFS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

On 17th June 2004, Huaneng Power International, Inc. (the "Company") published an announcement in respect of tariff adjustments for its 15 power plants. The Company hereby further announces the adjustments of tariffs for its power plants in Northeast China. According to a document issued by the National Development and Reform Commission, the on-grid tariffs (including VAT) of the Company's power plants in Northeast China are to be adjusted as follows:



----------------------------------------------------------------------------------------------------------------
                                                  Number of             Tariff
                                                  Utilisation Hours     Adjustments for
                        Approved Tariff           Corresponding to      Excessive
 Power Plant            Adjustments               Approved Tariff       Generation             Effective Date
----------------------------------------------------------------------------------------------------------------
 Dalian Power           Adjusted from             Existing 4,000        Adjusted from          25th June 2004
   Plant                RMB321/MWh                hours to remain       RMB225/MWh to
                        to RMB323/MWh             unchanged             RMB230/MWh
----------------------------------------------------------------------------------------------------------------
 Dandong Power          Adjusted from             Existing 4,000        Adjusted from          25th June 2004
   Plant                RMB330/MWh to             hours to remain       RMB215/MWh to
                        RMB332/MWh                unchanged             RMB230/MWh
----------------------------------------------------------------------------------------------------------------


The adjustments of tariffs will result in an increase of overall average settled tariff, and lead to certain increase of the annual income, of the Company.

Currently, the Company wholly owns 14 power plants and has controlling interests in 5 power plants. Among these 19 power plants, 17 power plants are subject to tariff adjustments. The remaining two, namely, Qinbei Power Plant and Shantou Oil-fired Power Plant, are not subject to tariff adjustments this time.

                                                         By Order of the Board
                                                               Huang Long
                                                          Company Secretary

As at the date of this announcement, the directors of the Company are:



Li Xiaopeng
(Non-executive director)

Wang Xiaosong
(Non-executive director)

Ye Daji
(Non-executive director)

Huang Jinkai
(Non-executive director)

Liu Jinlong
(Non-executive director)

Shan Qunying
(Non-executive director)

Yang Shengming
(Non-executive director)

Xu Zujian
(Non-executive director)

Gao Zongze
(Independent director)

Zheng Jianchao
(Independent director)

Qian Zhongwei
(Independent director)

Xia Donglin
(Independent director)


Beijing, the PRC
24th June, 2004